SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

Hibbett, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

428567101

(CUSIP Number)

Hillel Tendler, Esquire, Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.

One South Street, 27th Floor, Baltimore, Maryland 21202, (410) 332-8552

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 17, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box: .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 428567101	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James Khezrie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 820,776
	8	SHARED VOTING POWER 45,001
	9	SOLE DISPOSITIVE POWER 820,776
	10	SHARED DISPOSITIVE POWER 45,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 865,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.34%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 428567101	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS E & J Lawrence Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 820,776
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 820,776
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,776
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.06%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $.01 per share (the “Shares”), of Hibbett, Inc, (the “Issuer”), 2700 Milan Court, Birmingham, Alabama 35211.

Item 2.	Identity and Background.

(a)       This statement is being filed by James Khezrie (“Mr. Khezrie”) and E & J Lawrence Corp. which does business as “Jimmy Jazz” (“Jimmy Jazz”). Mr. Khezrie is the sole shareholder of Jimmy Jazz (Mr. Khezrie and Jimmy Jazz are referred to collectively herein as the “Reporting Person”).

(b)       The Reporting Person’s business address is 85 Metro Way, Secaucus, New Jersey, 07094.

(c)       Mr. Khezrie is the president, chief executive officer and 100% shareholder of Jimmy Jazz. Jimmy Jazz owns and operates the Jimmy Jazz chain of retail stores in the United States which sell premier lifestyle, streetwear and footwear brands.

(d)       Neither Mr. Khezrie nor Jimmy Jazz has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Neither Mr. Khezrie nor Jimmy Jazz has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Khezrie is a citizen of the United States of America. Jimmy Jazz is a corporation organized under the laws of New York.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Khezrie and his wife own 45,001 as joint tenants, and the Shares were acquired with personal funds from time to time. Jimmy Jazz owns 820,776 Shares, and the Shares were acquired with working capital from time to time.

Item 4.	Purpose of Transaction.

The Reporting Person has acquired the Shares covered by this statement from time to time to hold as an investment.

The Reporting Person has no current plans or proposals which relate to or would result in any of the following, but may consider any of these actions at some time in the future:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person (other than as a result of the Reporting Person’s stock ownership);

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of any Shares beneficially owned by the Reporting Person.

Item 5.	Interest in Securities of the Issuer.

(a)       Jimmy Jazz is the direct beneficial owner of 820,776 Shares, representing 5.06% of the class of securities covered by this statement. Mr. Khezrie and his wife are the direct joint beneficial owners of 45,001 Shares, representing 0.28% of the class of securities covered by this statement.

(b)       Jimmy Jazz has sole voting and dispositive power with respect to 820.776 of the Shares covered by this statement. Mr. Khezrie, as owner, president and chief executive office of Jimmy Jazz, has sole voting and dispositive power with respect to 820.776 of the Shares covered by this statement. Mr. Khezrie and his wife share voting and dispositive power with respect to 45.001 of the Shares covered by this statement.

(c)       Schedule A attached hereto and incorporated herein by reference sets forth transactions in Shares effected by the Reporting Person during the past 60 days. All purchases were on the Nasdaq market.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement of the Reporting Person

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 28, 2021

E & J LAWRENCE CORP.

By:	/s/ James Khezrie
James Khezrie, President

/s/ James Khezrie

SCHEDULE A

PURCHASES OF SHARES DURING THE PAST 60 DAYS

Date	Shares	Price per Share ($)

Mr. Khezrie
4/20/21	6,761	67.61
4/20/21	685	67.60
4/20/21	500	67.59
4/20/21	15	67.58
4/20/21	200	67.57
4/20/21	18	67.56
4/20/21	600	67.55
4/20/21	118	67.52
4/20/21	200	67.50
4/20/21	100	67.45
4/20/21	1	67.42
4/20/21	102	67.41
4/20/21	100	67.32
4/20/21	8,300	67.39
4/20/21	1,700	67.38
4/20/21	300	67.32
4/20/21	100	67.32
4/20/21	200	67.31
4/20/21	10,000	67.47
4/20/21	7,900	67.65
07/05/21	5,000	80.05
5/19/21	10,000	76.80
5/19/21	10,000	76.90
5/19/21	9	75.56
5/19/21	18	75.49
5/19/21	50	75.34
5/19/21	200	75.41
5/19/21	14	75.42
5/19/21	400	75.40
5/19/21	94	75.27
5/19/21	6,028	75.90
5/19/21	100	75.90
5/19/21	21	75.75
5/19/21	500	75.74
5/19/21	100	75.73
5/19/21	15	75.61

5/19/21	71	75.60
5/19/21	73	75.59
5/19/21	1,000	75.26
5/19/21	600	75.25
5/19/21	225	75.23
5/19/21	200	75.24
5/19/21	100	75.22
5/19/21	100	75.15
5/19/21	82	75.04
5/20/21	102	73.18
5/20/21	100	73.13
5/21/21	7,967	76.70
5/21/21	1,300	76.67
5/21/21	100	76.65
5/21/21	100	76.64
5/21/21	200	76.66
5/21/21	100	76.58
5/21/21	100	76.62
5/21/21	100	76.63
5/21/21	33	76.47
5/28/21	44,193	84.90
5/28/21	37	85.33
5/28/21	301	85.40
5/28/21	142	85.64
5/28/21	200	85.61
5/28/21	200	85.39
5/28/21	4,515	85.60
5/28/21	100	85.66
5/28/21	10	85.72
5/28/21	100	85.82
6/17/21	73	71.00
6/17/21	25	70.96
6/17/21	49,776	71.00
6/17/21	199	70.97
6/18/21	10,703	72.00
TOTAL	193,676

Jimmy Jazz
6/18/21	5,000	77.21